Filed by Atlantic Capital Bancshares, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Security Group, Inc.

Commission File No.: 000-49747

Date: March 26, 2015

Atlantic Capital Bancshares, Inc. Merger with First Security Group, Inc.

March 25, 2015

FORWARD-LOOKING STATEMENTS

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which Congress passed in an effort to encourage companies to provide information about their anticipated future financial performance. This act protects a company from unwarranted litigation if actual results are different from management expectations. This presentation reflects the current views and estimates of the management of Atlantic Capital and First Security. These forward-looking statements are subject to a number of factors and uncertainties which could cause Atlantic Capital’s, First Security’s or the combined company’s actual results and experience to differ from the anticipated results and expectations expressed in such forward-looking statements, and such differences may be material. Forward-looking statements speak only as of the date they are made and neither Atlantic Capital nor First Security assumes any duty to update forward-looking statements. In addition to factors previously disclosed in First Security’s reports filed with the SEC and those identified elsewhere in this presentation, these forward-looking statements include, but are not limited to, statements about (i) the expected benefits of the transaction between Atlantic Capital and First Security and between Atlantic Capital Bank and FSGBank, including future financial and operating results, cost savings, enhanced revenues and the expected market position of the combined company that may be realized from the transaction, and (ii) Atlantic Capital’s and First Security’s plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts. Other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects” or words of similar meaning generally are intended to identify forward-looking statements. These statements are based upon the current beliefs and expectations of Atlantic Capital’s and First Security’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ from those indicated or implied in the forward-looking statements and such differences may be material.

The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Atlantic Capital and First Security may not integrate successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the expected growth opportunities and cost savings from the transaction may not be fully realized or may take longer to realize than expected; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons, including issues arising in connection with integration of the two banks; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including difficulties in maintaining relationships with employees, may be greater than expected; (5) governmental approvals of the transaction may not be obtained on the proposed terms or expected timeframe; (6) the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; (7) Atlantic Capital’s shareholders or First Security’s stockholders may fail to approve the transaction; (8) reputational risks and the reaction of the companies’ customers to the transaction; (9) diversion of management time on merger related issues; (10) changes in asset quality and credit risk; (11) the cost and availability of capital; (12) customer acceptance of the combined company’s products and services; (13) customer borrowing, repayment, investment and deposit practices; (14) the introduction, withdrawal, success and timing of business initiatives; (15) the impact, extent, and timing of technological changes; (16) catastrophic events in our geographic area; (17) a weakening of the economies in which the combined company will conduct operations may adversely affect its operating results; (18) the U.S. legal and regulatory framework, including those associated with the Dodd Frank Wall Street Reform and Consumer Protection Act, could adversely affect the operating results of the combined company; (19) the interest rate environment may compress margins and adversely affect net interest income; and (20) competition from other financial services companies in the companies’ markets could adversely affect operations. Additional factors that could cause First Security’s results to differ materially from those described in the forward-looking statements can be found in First Security’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the SEC and available at the SEC’s website (www.sec.gov). All subsequent written and oral forward-looking statements concerning Atlantic Capital, First Security or the proposed merger or other matters and attributable to Atlantic Capital, First Security or any person acting on either of their behalf are expressly qualified in their entirety by the cautionary statements above. Atlantic Capital and First Security do not undertake any obligation to update any forward-looking statement, whether written or oral, to reflect circumstances or events that occur after the date the forward-looking statements are made.

FORWARD-LOOKING STATEMENTS (CONTINUED)

ADDITIONAL INFORMATION ABOUT THE ATLANTIC CAPITAL/FIRST SECURITY MERGER TRANSACTION

This presentation relates to the proposed merger transaction involving Atlantic Capital and First Security. In connection with the proposed merger, Atlantic Capital and First Security will file a registration statement on Form S-4 that will include a joint proxy statement/prospectus, and other relevant documents concerning the merger with the Securities and Exchange Commission (the “SEC”). This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ATLANTIC CAPITAL, FIRST SECURITY AND THE PROPOSED MERGER.

When available, the joint proxy statement/prospectus will be delivered to shareholders of Atlantic Capital and stockholders of First Security. Investors will also be able to obtain copies of the joint proxy statement/prospectus and other relevant documents (when they become available) free of charge at the SEC’s website (www.sec.gov). Copies of documents filed with the SEC by Atlantic Capital will be available free of charge from Carol Tiarsmith, Executive Vice President and Chief Financial Officer, Atlantic Capital Bancshares, Inc., 3525 Piedmont Road, NE, Suite 500, Atlanta, Georgia 30305, telephone: (404) 995-6050. Documents filed with the SEC by First Security will be available free of charge from First Security by contacting John R. Haddock, Executive Vice President and Chief Financial Officer, First Security Group, Inc., 531 Broad Street, Chattanooga, Tennessee, telephone: (423) 266-2000.

Atlantic Capital, First Security and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Atlantic Capital and the stockholders of First Security in connection with the proposed merger. Information about the directors and executive officers of Atlantic Capital will be included in the joint proxy statement/prospectus for the proposed transaction. Information about the directors and executive officers of First Security is included in the proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 23, 2014. Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Company Snapshots

Corporate Overview

Financial Scale(1)

Business Strengths

Headquartered in Atlanta, GA • Headquartered in Chattanooga, TN

Privately held • NASDAQ listed (FSGI)

Single office location • 26 offices

Corporate and private banking • Small business and retail banking

Atlanta focus • Chattanooga and Knoxville focus

$ 1.3 billion in assets $ 1.1 billion in assets

$ 1.1 billion in deposits $ 906 million in deposits

$ 1.0 billion in total loans $ 736 million total loans

Middle market corporate banking • Small business lending

Commercial real estate finance • Credit tenant loans

SBA / Franchise lending • Mortgage banking

Private banking • Trust and wealth management

Treasury services • Retail deposit channel

Combined

Headquartered in Atlanta, GA

Seeking NASDAQ listing (ACBI)

27 offices (prior to potential consolidations / sales)

Expanded footprint along I-75

$2.4 billion in assets

$2.0 billion in deposits

$1.7 billion total loans

Broad commercial platform

Significant fee income businesses

Diversified funding mix

(1)Combined results do not include purchase accounting adjustments Financial information as of December 31, 2014

Strategic Rationale

Complementary

Business Strengths

Attractive Southeastern

Regional Footprint

Strong Risk Management

and Leadership Teams

Compelling Financial

Results

Atlantic Capital’s Strengths: C&I, CRE and Private Banking; Corporate Treasury and Private

Banking Deposits

First Security’s Strengths: Small Business and Specialty Commercial Lending; Small Business

and Retail Deposit Channel

Complementary interest rate risk positions – combined company well situated for rising rate environment

Contiguous market expansion along the I-75 corridor

27 offices combined providing core deposit funding

Atlanta: High density of small businesses and commercial enterprises

Chattanooga/Knoxville: Diversified manufacturing and service economies

Atlantic Capital has finished past 5 years with NPAs/Assets less than 1%

FSGI successfully reduced NPAs/Assets to less than 1% at 2014 year end

Highly talented management team combines commercial, small business and retail expertise

Senior management from both firms bring complementary expertise and market knowledge

Merger plan ensures management continuity

Enhances both banks’ business plans to expand and diversify revenue opportunities

Significant cost saving opportunities provide basis for substantial EPS accretion

Retains a significant portion of FSGI NOLs

Revenue synergy opportunities with increased scale and complementary businesses

Strong regulatory capital ratios

Sustains robust loan origination trends and opportunities in all markets

Summary of Transaction Terms

Transaction Atlantic Capital Bancshares, Inc. (“ACBI”) merger with First Security Group, Inc. (“FSGI”)

Holding Company Merger FSGI to merge with and into ACBI to create Atlantic Capital Bancshares, Inc.

Bank Merger Atlantic Capital Bank to merge with and into FSGBank N.A.

Transaction Value Approximately $160 million in the aggregate

60% common stock / 40% cash;

Consideration Mix FSGI shareholders may elect stock based on a fixed exchange ratio of 0.188 shares of ACBI common stock for each FSGI share or cash equal to $2.35 per share (ACBI plans to register its shares with the SEC and seek a NASDAQ listing concurrent with the closing of the transaction)

$25 million common equity private placement at $12.60 per ACBI share from Trident IV funds

Source of Financing managed by Stone Point Capital LLC

Remaining proceeds to come from cash and alternative sources of debt financing

Treatment of Options Existing FSGI options to be exchanged for ACBI options

Pro Forma Ownership 53.8% ACBI / 32.7% FSGI / 13.5% Stone Point*

Estimated 23 million pro forma shares outstanding at close

*Stone Point Capital’s pro forma ownership includes 1.125 million shares currently owned plus 1.984 million shares to be issued

Key Operational Terms

Chief Executive Officer and Director: Douglas Williams (ACBI)

Leadership

President, Chief Operating Officer and Director: Michael Kramer (FSGI)

8 Atlantic Capital / 5 First Security

Board of Directors

Chairman: Walter M. Deriso, Jr. (ACBI)

Atlanta, GA (Holding Company)

Headquarters Chattanooga, TN (Bank)

Holding Company: Atlantic Capital Bancshares, Inc.

Company Brands Bank: Atlantic Capital Bank, N.A.

Atlantic Capital Bank and FSGBank will retain their brands in their respective legacy markets

Required Approvals Customary regulatory and shareholder approvals of both Atlantic Capital and FSGI shareholders

Target Closing Expected late Q3 / early Q4 2015

Attractive Market Demographics

Creates a leading middle market commercial bank operating along the I-75 corridor

Atlanta-Sandy Springs-Roswell, GA MSA

Total Population 2014: Approximately 5.6 million

2014-2019E Population Growth: 6.4% projected

Median HH Income 2014: $52,533

Total Deposits in Market: Approximately $130 billion

Chattanooga, TN-GA MSA

Total Population 2014: Approximately 544 thousand

2014-2019E Population Growth: 4.0% projected

Median HH Income 2014: $41,704

Total Deposits in Market: Approximately $8.5 billion

Knoxville, TN MSA

Total Population 2014: Approximately 855 thousand

2014-2019E Population Growth: 3.1% projected

Median HH Income 2014: $44,405

Total Deposits in Market: Approximately $14.7 billion

Atlantic Capital First Security

Source: Nielsen, SNL Financial

Complementary Strategic Attributes

Private

Banking

Residential mortgage

Wealth management

Trust services

Specialty

Lending

SBA loans

Franchise loans

Credit tenant loans

Community

Business Banking

Small business lending

Small business office

network

Mobile banking

capabilities

Commercial

Banking

Regional middle market

corporate banking

Commercial real estate

Selected capital markets

Treasury services

Attractive Deposit Mix

Atlantic Capital

Brokered Deposits

Jumbo 9%

Time

2%

Trans

37%

MMDAs

52%

First Security

Brokered Deposits

12%

Jumbo Trans

Time 34%

13%

Retail Time

17%

MMDAs

24%

Combined

Brokered Deposits

10%

Jumbo

Time

7% Trans

36%

Retail Time

8%

MMDAs

39%

$ in thousands% of

Amount Total

Transactional $412,055 37%

MMDAs 575,207 52

Retail Time 304 0

Jumbo Time 16,129 2

Brokered Deposits 104,699 9

Total $1,108,394 100%

Cost of Deposits 0.30%

2yr Core Deposit CAGR 3%

$ in thousands% of

Amount Total

Transactional $ 312,705 34%

MMDAs 217,006 24

Retail Time 151,089 17

Jumbo Time 119,514 13

Brokered Deposits 105,299 12

Total $ 905,613 100%

Cost of Deposits 0.53%

2yr Core Deposit CAGR 10%

$ in thousands% of

Amount Total

Transactional $724,760 36%

MMDAs 792,213 39

Retail Time 151,393 8

Jumbo Time 135,643 7

Brokered Deposits 209,998 10

Total $2,014,007 100%

Cost of Deposits 0.40%

2yr Core Deposit CAGR 6%

Note: Data as of December 31, 2014 Source: SNL Financial

Diversified Loan Mix

Atlantic Capital

Cons. & 1-4 Fam

Other 3% Multifam

13% 9%

Comm RE

13%

C&I

35%

Owner

Occupied

19%

C&D

8%

First Security

Cons. & Other

C&I 4%

10% 1-4 Fam

C&D 25%

6%

Multifam

2%

Owner

Occupied

23%

Comm RE

30%

Combined

Cons. & Other 1-4 Fam

9% 12%

Multifam

6%

C&I

25%

Comm RE

20%

C&D

8%

Owner

Occupied

20%

$ in thousands% of

Amount Total

1-4 Family $29,736 3%

Multifamily 96,485 9

Comm RE 138,816 13

Owner Occupied 193,892 19

C&D 82,345 8

C&I 364,211 35

Consumer & Other 134,227 13

Total $1,039,712 100%

Portfolio Yield 3.55%

NPAs/Assets 0.62%

2yr CAGR 18%

$ in thousands% of

Amount Total

1-4 Family $ 183,819 25%

Multifamily 14,938 2

Comm RE 220,529 30

Owner Occupied 166,756 23

C&D 47,831 6

C&I 74,175 10

Consumer & Other 27,816 4

Total $ 735,864 100%

Portfolio Yield 4.57%

NPAs/Assets 0.89%

2yr CAGR 14%

$ in thousands% of

Amount Total

1-4 Family $213,555 12%

Multifamily 111,423 6

Comm RE 359,345 20

Owner Occupied 360,648 20

C&D 130,176 8

C&I 438,387 25

Consumer & Other 162,043 9

Total $1,775,577 100%

Portfolio Yield 3.97%

NPAs/Assets 0.74%

2yr CAGR 16%

Note: Data as of December 31, 2014; NPAs include performing TDRs Source: SNL Financial

Comprehensive Due Diligence

Reciprocal, merger-of-equals approach to due diligence

• Reviewed credit and rate marks

Financial Due Diligence • Detailed analysis of cost savings and one-time merger costs

• Analyzed impact of various interest rate environments

• Comprehensive, mutual due diligence process covering core systems, legal, accounting, tax

Operational Due and HR functions

Diligence • Review of IT and infrastructure

• Branch consolidation/divestiture opportunities identified

• Thorough credit due diligence review conducted by both internal teams and third parties

o Thorough review of “pass” portfolio including CRE, C&I, Owner-Occupied and Consumer loans

Credit Due Diligence o Review of all “non-pass” credits in excess of $300,000

• In-depth review of underwriting methodology and practices

• Mutual agreement on prospective underwriting guidelines

Tax Due Diligence • Detailed analysis of deferred tax assets and potential IRC Section 382 limitations

Pro Forma Financial Results

Key Merger Assumptions

- Earnings estimates based on combined management discussions
- Cost savings estimated to equal approximately 15% of FSGI's non-interest expense base
  - Approximately 75% realized in 2016
- One-time merger-related expenses of approximately $10.0 million (6.3% of total transaction value)
- Credit and interest rate marks estimated to total approximately $3.5 million net of $9.7 million reserve
- Deferred tax asset preservation currently estimated to total $49.0 million[(1)]
- New common issued (ACBI) $12.60 per share
- Subordinated debt issued by ACBI up to $38 million
- Revenue synergies and additional cost savings identified but not incorporated
- Projected closing date September 30, 2015

Estimated Pro Forma Financial Results

- Estimated Pro Forma 2016 EPS $0.95 - $1.10
- Estimated TBV at close $10.60 per share
- TBV dilution earn back estimated at approximately 5 years
- Pro Forma balance sheet
  - $2.7 billion assets
  - $1.9 billion net loans
  - $2.2 billion deposits
  - $264 million equity
- Pro Forma capital ratios – consolidated
  - 9.2% TCE/TA
  - 8.0% Leverage ratio
  - 11.0% Total risk based capital
- Pro Forma capital ratios – bank
  - 10.2% TCE/TA
  - 9.3% Leverage ratio
- Pro Forma shares outstanding – approximately 23 million

[(1)] Based on the highest IRS published applicable tax exempt rate as of March 1, 2015 of 2.67%. The value of the deferred tax asset is subject to future potential adjustments.

Atlantic Capital

13

First Security Group

Strategic Priorities

• Integrate operating platforms and product capabilities

Complete Integration • Divest non-strategic offices in east Tennessee; leverage combined technology and product and Realize Cost capabilities for greater efficiency and better service

Savings and Revenue • Add middle market corporate banking effort in east Tennessee

Synergies • Begin focused small business effort in Atlanta with limited office footprint

• Expand mortgage and trust/wealth management effort to Atlanta

• Articulate corporate mission, values, and cultural aspirations

Integrate Organizations • Choose leaders committed to our mission who demonstrate our values and reach for our aspirations

with Common Culture

• Use our talent appropriately and efficiently to build an organization which encourages people to grow and perform at a high level

Focus on Key Business

• Middle market treasury management opportunities in Tennessee markets

Combination

• Small business, wealth management and mortgage in Atlanta

Opportunities

Established Performance • 1.0% ROAA within 24 months

Targets • 12.0% ROATCE within 24 months

Summary

• Atlantic Capital’s Strengths: C&I, CRE and Private Banking; Corporate Treasury and Private

Banking Deposits

Complementary • First Security’s Strengths: Small Business and Specialty Commercial Lending; Small Business

Business Strengths and Retail Deposit Channel

• Complementary interest rate risk positions – combined company well situated for rising rate environment

• Contiguous market expansion along the I-75 corridor

Attractive Southeastern • 27 offices combined providing core deposit funding

Regional Footprint • Atlanta: High density of small businesses and commercial enterprises

• Chattanooga/Knoxville: Diversified manufacturing and service economies

• Atlantic Capital has finished past 5 years with NPAs/Assets less than 1%

Strong Risk Management • FSGI successfully reduced NPAs/Assets to less than 1% at 2014 year end

• Highly talented management team combines commercial, small business and retail expertise and Leadership Teams

• Senior management from both firms bring complementary expertise and market knowledge

• Merger plan ensures management continuity

• Enhances both banks’ business plans to expand and diversify revenue opportunities

• Significant cost saving opportunities provide basis for substantial EPS accretion

Compelling Financial • Retains a significant portion of FSGI NOLs

• Revenue synergy opportunities with increased scale and complementary businesses

Results

• Strong regulatory capital ratios

• Sustains robust loan origination trends and opportunities in all markets

APPENDIX

Management Biographies

Name and Title Age Experience

Walter M. “Sonny” Deriso, Jr. 68 • Retired Vice Chairman of Synovus Financial Corp. in Columbus, Georgia.

Chairman (Non-Executive) • Former President of Security Bank and Trust Company of Albany, a Synovus bank

• Former Partner in the law firm of Divine, Wilkin, Deriso, Raulerson & Fields

• Former Chairman of the Georgia Bankers Association

• Current Member of the Board of Trustees of Emory University, member of the Board of Directors of Post

Properties, Chairman of the Board of the Georgia Regional Transportation Authority (GRTA), Chairman

of The Foundation of the Methodist Children’s Home of the South Georgia Conference and member of the Board of Directors of the Georgia Chamber of Commerce

Douglas Williams 57 • Chief Executive Officer of Atlantic Capital since its inception

Chief Executive Officer • Former Managing Director and Head of Wachovia Corporation’s International Corporate Finance Group

• Held numerous roles within Wachovia, including Executive Vice President and Head of the Global

Corporate Banking Division; Chief Risk Officer for all corporate, institutional, and wholesale banking activities; Executive Vice President and Co-Head of Wachovia’s Capital Markets Division and Executive

Vice President and Head of Wachovia’s US Corporate Banking Division

• Chairman of the Community Depository Institutions Advisory Council (CDIAC) of the Federal Reserve

Bank of Atlanta and its representative to the CDIAC of the Federal Reserve Board of Governors

• Serves on the Boards of the Metro Atlanta Chamber of Commerce, the Georgia Chamber of Commerce,

and the YMCA of Metropolitan Atlanta and the High Museum of Art and is a Member of the Buckhead

Coalition

Michael Kramer 57 • Chief Executive Officer and President of First Security since December and Chief Executive Officer of

President, FSGBank since 2011

Chief Operating Officer • Former Managing Director of Ridley Capital Group

• Former Director, Chief Executive Officer and President of Ohio Legacy Corporation

• Former Chief Operating Officer and Chief Technology Officer of Integra Bank Corporation

• Serves on the Boards of Chattanooga Chamber of Commerce, Chattanooga, United Way, The

Tennessee Bankers Association and the Chattanooga Young Life Committee

ACBI Historical Balance Sheet

($ in thousands)	2011Y	2012Y	2013Y	2014Y
Assets				
Cash & Due from Banks	$ 10,851	$ 25,904	$ 29,545	$ 24,010
Interest Bearing Deposits	147,646	171,950	165,581	12,136
Cash & Cash Equivalents	$ 158,497	$ 197,854	$ 195,126	$ 36,146
Securities Available-for-Sale	125,361	127,751	150,739	145,931
Securities Held-to-Maturity	-	-	-	-
Loans Held for Sale	-	64,353	8,026	-
Loans	700,562	746,392	808,976	1,039,713
Less: Allowance for Loan and Lease Losses	9,731	10,736	10,815	11,421
Net Loans	$ 690,831	$ 735,656	$ 798,161	$ 1,028,292
Fed Funds	9,295	25,515	25,060	45,623
Premises and Equipment, net	2,293	3,662	2,422	1,868
Intangible Assets	-	32	36	782
Other Real Estate Owned	1,775	1,531	1,531	1,531
Other Assets	33,259	45,233	48,306	54,847
Total Assets	**$ 1,021,311**	**$ 1,201,587**	**$ 1,229,407**	**$ 1,315,020**
Liabilities				
Non-Interest-Bearing Demand	$ 136,823	$ 166,627	$ 244,089	$ 319,961
Interest-Bearing Demand	737,557	859,184	837,079	786,021
Total Deposits	$ 874,380	$ 1,025,811	$ 1,081,168	$ 1,105,982
Other Borrowings	17,912	37,634	7,837	56,517
Other Liabilities	7,601	10,057	9,166	11,694
Total Liabilities	$ 899,893	$ 1,073,502	$ 1,098,171	$ 1,174,193
Stockholder's Equity				
Common Stock	$ 13,261	$ 13,384	$ 13,438	$ 13,497
Paid-in Surplus	120,542	121,985	122,731	123,405
Retained Earnings / (Deficit)	(13,286)	(8,199)	(3,056)	4,358
Accumulated Other Comprehensive Income	937	1,550	(1,266)	609
Treasury Stock	(36)	(635)	(611)	(1,042)
Total Stockholder's Equity	$ 121,418	$ 128,085	$ 131,236	$ 140,827
Total Liabilities and Stockholder's Equity	**$ 1,021,311**	**$ 1,201,587**	**$ 1,229,407**	**$ 1,315,020**

Atlantic Capital

18

First Security Group

ACBI Historical Income Statement

($ in thousands) 2012 2013 2014 4Q 2014

Interest Income

Total Interest Income $ 30,933 $ 32,536 $ 36,541 $ 9,877

Interest Expense

Total Interest Expense $ 4,196 $ 3,616 $ 3,448 $ 890

Net Interest Income $ 26,737 $ 28,920 $ 33,093 $ 8,987

Loan Loss Provision(1,322) 246 487 18

Net Interest Income After Provision $ 28,059 $ 28,674 $ 32,606 $ 8,969

Non Interest Income

Service Charges on Deposit Accounts $ 759 $ 932 $ 1,165 $ 334

Gain on Sales of OREO & Other Assets(271) 500(8) -

Gain on Sale of Available for Sale Securities 27 167 59 15

Other 2,296 2,270 4,076 1,141

Total Non Interest Income $ 2,811 $ 3,869 $ 5,292 $ 1,490

Non Interest Expense

Salaries & Benefits $ 14,864 $ 17,318 $ 18,774 $ 5,108

Expense on Premises and Fixed Assets 1,838 1,893 2,036 503

Other 4,989 5,674 5,880 1,718

Total Non Interest Expense $ 21,691 $ 24,885 $ 26,690 $ 7,329

Operating Income $ 9,179 $ 7,658 $ 11,208 $ 3,130

Taxes 3,248 2,515 3,794 1,081

Net Income $ 5,931 $ 5,143 $ 7,414 $ 2,049

Pro Forma Comparable Group Analysis – Southeast

Financial data as of or for the twelve months ended December 31, 2014
Market data as of March 24, 2015
Selected Major Exchange Southeast Banks with Total Assets $2.0 Billion - $5.0 Billion; NPAs / Assets < 2.0%

			Market Information					Balance Sheet					LTM Profitability				Asset Quality	
				Price /														
Company	City, St.	Ticker	Market Cap. ($mm)	% of 52-wk high (%)	BV (%)	TBV (%)	2016E EPS (x)	Total Assets ($mm)	Loans / Deposits (%)	TCE / TA (%)	Tier 1 Lev. Ratio (%)	Total RBC Ratio (%)	ROAA (%)	ROAE (%)	NIM (%)	Eff. Ratio (%)	NPAs / Assets (1) (%)	LLR / Loans (%)
TowneBank	Portsmouth, VA	TOWN	838	97.7	110	147	--	4,982	88.3	8.2	9.9	13.7	0.9	7.4	3.4	68.0	1.61	1.04
Simmons First National Corp.	Pine Bluff, AR	SFNC	1,325	98.4	162	219	12.8	4,643	70.9	8.1	8.8	14.5	0.8	8.1	4.5	70.0	1.28	1.05
Yadkin Financial Corporation	Raleigh, NC	YDKN	632	90.9	119	175	11.7	4,266	89.2	8.8	9.3	12.3	0.7	5.7	4.4	62.2	0.77	0.27
ServisFirst Bancshares Inc.	Birmingham, AL	SFBS	821	91.8	218	218	12.2	4,099	98.9	9.0	9.9	13.4	1.4	14.6	3.7	38.9	0.57	1.06
BNC Bancorp	High Point, NC	BNCN	585	94.4	149	190	10.6	4,073	90.5	7.7	8.4	12.5	0.8	9.1	4.6	58.8	1.54	0.98
CenterState Banks	Davenport, FL	CSFL	549	97.9	121	152	12.6	3,777	78.6	9.8	10.1	15.1	0.4	3.3	4.4	72.2	1.22	0.82
City Holding Co.	Charleston, WV	CHCO	722	96.8	184	227	14.2	3,462	92.3	9.3	9.9	14.2	1.6	13.4	4.0	53.2	1.34	0.76
Cardinal Financial Corp.	McLean, VA	CFNL	649	98.3	172	190	14.6	3,399	101.8	10.1	10.8	11.8	1.0	8.8	3.6	60.9	0.13	0.98
Seacoast Banking Corp. of FL	Stuart, FL	SBCF	463	98.2	148	166	17.0	3,093	75.4	9.1	10.3	16.3	0.2	2.2	3.2	81.3	1.75	0.93
Fidelity Southern Corp.	Atlanta, GA	LION	366	99.8	138	140	12.6	3,085	91.7	8.5	10.4	12.0	1.1	12.1	3.6	74.1	2.02	0.97
State Bank Finl Corp.	Atlanta, GA	STBZ	749	99.8	146	150	18.4	2,882	68.3	15.7	15.9	24.4	1.2	6.9	5.9	63.1	0.20	1.75
First Community Bancshares Inc	Bluefield, VA	FCBC	332	99.4	98	143	12.8	2,608	84.4	9.2	10.1	17.7	1.0	7.4	4.1	63.7	1.22	1.20
NewBridge Bancorp	Greensboro, NC	NBBC	354	99.0	146	165	13.0	2,520	98.5	8.2	8.6	12.2	0.6	6.5	3.7	67.4	0.45	1.22
Park Sterling Corporation	Charlotte, NC	PSTB	319	91.0	116	136	13.7	2,359	85.4	10.1	10.2	14.0	0.6	4.8	4.0	75.6	0.76	0.52
High			1,325	99.8	218	227	18.4	4,982	101.8	15.7	15.9	24.4	1.6	14.6	5.9	81.3	2.02	1.75
Low			319	90.9	98	136	10.6	2,359	68.3	7.7	8.4	11.8	0.2	2.2	3.2	38.9	0.13	0.27
Mean			622	96.7	145	173	13.5	3,518	86.7	9.4	10.2	14.6	0.9	7.9	4.1	65.0	1.06	0.97
Median			609	98.0	146	165	12.8	3,430	88.8	9.0	10.0	13.8	0.9	7.4	4.0	65.5	1.22	0.98

(1) NPAs/Assets = (nonaccrual loans + TDR + OREO)/total assets
Source: SNL Financial

Atlantic Capital
20
First Security Group

Interest Rate Sensitivity

Interest Rate Scenario Asset Sensitivity

% Change

FSGI FSGI from Actual

Actual 0.0 % Total Loans $735.9

UP 100 bps 4.3 % Fixed 62%

UP 200 8.6 % Variable 14%

UP 300 12.9 % Adjustable 24% 100%

% Change

ACBI ACBI

from Actual

Actual 0.0 % Total Loans $1,040.0

UP 100 bps 9.5 % Fixed 12%

UP 200 19.2 % Variable 88%

UP 300 30.5 % Adjustable 0%

100%

% Change

Combined Combined

from Actual

Actual 0.0 % Total Loans $1,775.9

UP 100 bps 6.9 % Fixed 33%

UP 200 14.2 % Variable 57%

UP 300 22.0 % Adjustable 10%

100%

Note: Dollars in millions

Source: Based on First Security and Atlantic Capital income sensitivity analysis as of December 31, 2014. An income sensitivity analysis is model driven, and based upon a number of material assumptions, including interest rate levels, the shape of the yield curve, and customer preferences and behaviors in light of changing rates. The model also assumes no growth and no change in asset mix. Actual results are likely to differ, potentially materially. In analyzing the income sensitivity analysis, you should review the Forward-Looking Statements disclaimer at the beginning of this presentation in its entirety.

Atlantic Capital

First Security Group